SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

(Check One)

 ☒Form 10-K

 ☐ Form 11-K

 ☐Form 20-F

 ☐Form 10-Q      ☐Form N-SAR

For period ended

December 31, 2013

 ☐Transition Report on Form 10-K

 ☐Transition Report on Form 20-F

 ☐Transition Report on Form 11-K

 ☐Transition Report on Form 10-Q

 ☐Transition Report on Form N-SAR

For the transition period ended

N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant    Brenham Oil & Gas Corp.

Former name if applicable

Address of principal executive office   601 Cien Street, Suite 235

City, State and Zip Code    Kemah, TX 77565

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 ☒(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 ☒(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ☐(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 11-K, 20-F, 10-Q,  –SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant is unable to file its Report on Form 10-K for the period ended December 31, 2013 (the "Report") by the prescribed date of March 31, 2014 without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Daniel Dror

  (281)

   334-9479

(Area Code)

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes

 ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     ☐Yes                ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Brenham Oil & Gas Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  March 31, 2014

By: /s/ Daniel Dror

Name:

Daniel Dror

Title:

CEO, President and Chairman (Principal Executive Officer)

By: /s/ Charles R. Zeller

Name:

Charles R. Zeller

Title:

Interim CFO (Principal Financial Officer)

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